March 16, 2012	Stephen L. Palmer
D 617.951.9211
F 617.951.9019
Via EDGAR and Courier	stephen.palmer@klgates.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Anne Nguyen Parker, Branch Chief

Re:	Annie’s, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 16, 2012
File No. 333-178270

Ladies and Gentlemen:

On behalf of Annie’s, Inc., a Delaware corporation (the “Company”), we hereby notify the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that we are filing Amendment No. 5 to the Company’s Registration Statement on Form S-1 (file no. 333-178270) (the “Registration Statement”), which was originally filed with the Commission on December 1, 2011 and amended on January 18, 2012, on February 2, 2012, on February 24, 2012 and on March 9, 2012, simultaneously with this letter.

Amendment No. 5 reflects (a) pro forma and pro forma as adjusted financial information, (b) an initial public offering price of the Company’s common stock of between $14.00 and $16.00 per share, with a midpoint of $15.00, (c) an aggregate offering size of 5,000,000 shares, with the Company selling 1,066,667 shares (or $16 million based on the midpoint), and the selling stockholders selling 3,933,333 shares (or $59 million based on the midpoint), (d) an option of the underwriters to purchase a maximum of an additional 15%, or 750,000 shares, from certain selling stockholders to cover overallotments, if any, and (e) other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement. For the convenience of the Staff and to facilitate further the Staff’s review of Amendment No. 5, the Company is supplementally providing with this letter a marked copy of Amendment No. 5 that highlights the Company’s revised disclosure.

United States Securities and Exchange Commission

Division of Corporation Finance

March 16, 2012

Any questions regarding the matters addressed in this letter or the Registration Statement may be directed to the undersigned by telephone at (617) 951-9211 or by facsimile at (617) 951-9019.

Respectfully submitted,

/s/ Stephen L. Palmer

Stephen L. Palmer

(Attachment)

cc: w/enclosure:

Paul Monsour, Division of Corporation Finance, U.S. Securities and Exchange Commission

John Foraker, Chief Executive Officer, Annie’s, Inc.

Kelly Kennedy, Chief Financial Officer, Annie’s, Inc.